SEC
Mail Processing
Section
AUG 27 2021
Washington DC
415

SEC

21004692

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 Carroll Street - Suite C
(No. and Street)

Pawnee	IL	62558
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dwan Gross - (217) 498-7876
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

3200 Robbins Road Suite 200A	Springfield	IL	62704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dwan Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Oak Securities, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
TREVOR ENGELKE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 5/26/2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACK OAK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

June 30, 2021

CONTENTS

keb

Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, IL 62704

P 217.789.0960
F 217.789.2822

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Black Oak Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Black Oak Securities, Inc. (an Illinois corporation) as of June 30, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements, present fairly, in all material respects, the financial position of Black Oak Securities, Inc. as of June 30, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Black Oak Securities, Inc.'s management. Our responsibility is to express an opinion on Black Oak Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Black Oak Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplementary Information

Schedule 1 - Net Capital Computation has been subjected to audit procedures performed in conjunction with the audit of Black Oak Securities, Inc.'s financial statements. The supplementary information is the responsibility of Black Oak Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule 1 - Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber Eck + Braeckel LLP

We have served as Black Oak Securities, Inc.'s auditors since 2009.

Springfield, Illinois
August 25, 2021

Black Oak Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2021

ASSETS

Cash and cash equivalents	$	296,704
Commissions receivable		32,795
Prepaid expenses		1,776
Illinois tax receivable		7,331
Total assets	$	338,606

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$	24,142
Federal income tax payable		3,033
Total liabilities		27,175
Common stock, $ 1 par value, 1,000 shares authorized, 610 shares issued and outstanding		610
Additional paid-in capital		5,390
Retained earnings		305,431
Total stockholder's equity		311,431
Total liabilities and stockholder's equity	$	338,606

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF OPERATIONS

For the year ended June 30, 2021

Revenue	
Securities commissions	$ 426,984
Investment income	1,374
Total revenues	428,358
Expenses	
Administration fees	196,500
Commissions	202,813
Other operating expenses	7,315
Total expenses	406,628
Income before income taxes	21,730
Income tax expense	7,287
Net income	$ 14,443

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended June 30, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2020	$ 610	$ 5,390	$ 290,988	$ 296,988
Net income	-	-	14,443	14,443
Balance at June 30, 2021	$ 610	$ 5,390	$ 305,431	$ 311,431

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2021

Cash flows from operating activities	
Net income	$ 14,443
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in commissions receivable	(390)
Decrease in Illinois Tax receivable	2,164
Increase in prepaid expenses	(483)
Increase in commissions payable	9,911
Increase in tax liability	1,419
Net cash provided by operating activities	27,064
Net increase in cash and cash equivalents	27,064
Cash and cash equivalents at beginning of year	269,640
Cash and cash equivalents at end of year	$ 296,704
Cash paid for income taxes	$ 3,705

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

Black Oak Securities, Inc. (Company) began operations September 28, 1992, as a broker-dealer in securities. The Company does not receive directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry any accounts of, or for customers. The Company is exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that it carries no margin accounts and does not otherwise hold funds or securities for customers.

2. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, deposits with banks and certificates of deposits to be cash.

3. Commissions

The Company contracts with mutual fund companies and insurers to offer access to shares and annuities of the entities to individual customers. The contracts with these entities provide for a single performance obligation. Commissions on first-time and recurring sales of shares and annuities are point-in-time transactions and revenue is recognized on the trade-date of the transaction. Commissions associated with the ongoing investment in the entities are earned and recognized on a quarterly basis. Commission expense to agents are recorded simultaneously with the recognition of the commission revenue.

4. Income Taxes

As of June 30, 2021, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial condition date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

5. Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through August 25, 2021, which is the date the financial statements were available to be issued. Through August 25, 2021, no subsequent events required recognition or disclosure in the financial statements.

6. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE B - INCOME TAXES

The components of the income tax provision for the year ended June 30, 2021, are as follows:

Current	
Federal	$ 5,123
State	2,164
	$ 7,287

NOTE C - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when:

a. Its aggregate indebtedness exceeds 15 times its net capital as those defined in Rule 15 c3-1, or

b. Its net capital is less than the minimum required.

At June 30, 2021, the Company's net capital and required net capital were $305,431 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.09:1 or 8.99%.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company is related to Administrative Services, Inc. through common ownership and management. The financial activities of Administrative Services, Inc. are not included in the accompanying financial statements. Administrative Services, Inc. pays all common administrative expenses of the Company. Common administrative expenses are set forth in a signed agreement between Administrative Services, Inc. and the Company. The Company makes payments to Administrative Services, Inc. throughout the year for its share of these expenses. Expenses to Administrative Services, Inc. totaled $196,500 for the year ended June 30, 2021.

SUPPLEMENTARY INFORMATION

Black Oak Securities, Inc.

SCHEDULE 1 - NET CAPITAL COMPUTATION

June 30, 2021

Total assets	$	338,606
Total liabilities		27,175
Ownership equity		311,431
Less: Non-liquid assets		9,107
Haircut on securities		-
Adjusted net capital	$	302,324
Computation of aggregate indebtedness		
Other liabilities	$	27,175
Aggregate indebtedness	$	27,175
Computation of net capital requirement		
A - Net capital requirement (6-2/3% of aggregate indebtedness)	$	1,813
B - Minimum net capital requirement	$	5,000
Net capital requirement (greater of A or B)	$	5,000
Excess net capital	$	297,324
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	296,324
Ratio of aggregate indebtedness to net capital		0.09:1

There are no significant differences between the computation above and the computation filed with the June 30, 2021 Focus IIA.

keb

Black Oak Securities, Inc.

Exemption Report
and
Report of Independent Registered Public Accounting Firm

June 30, 2021

keb

Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, IL 62704

P 217.789.0960
F 217.789.2822

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Black Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Black Oak Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Black Oak Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) Black Oak Securities, Inc. stated that Black Oak Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Black Oak Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Black Oak Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber Eck + Braeckel LLP

Springfield, Illinois
August 25, 2021

Exemption Report
(Notice Pursuant to Rule 15c3-3)

Broker or Dealer

Name: Black Oak Securities, Inc.
Address: 770 Carroll St., Suite C
Pawnee, IL 62558
Telephone: 217-498-7876
SEC Registration Number: 8-45219
FINRA Registration Number: 30889

The Customer Protection Rule outlines three types of exemptions, all limiting the degree of interaction that a broker-dealer may have with customer assets.
Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties such as clearing broker-dealers.

1. Black Oak Securities, Inc. is exempt from 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3. The applicable exemption being used is:
(k)(1) Exemption - Provided to broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it can not hold funds or securities for, or owe money or securities to, customers.

2. Black Oak Securities, Inc. has met the exemption under 15c3-3(k)(1) throughout the most recent fiscal year without exception.

3. There have been no exceptions, therefore, there are none to identify.

I, the undersigned, hereby attest that all statements are current, correct and accurate to the best of my knowledge.

Signature: [signature] Date: 6-30-21

Name: Dwan N. Gross

Title: President

M:/data/client/bos/bos-exemption-report050121

Invesco

Invesco Ltd.
Two Peachtree Pointe
1555 Peachtree Street, N.E.
Atlanta, GA 30309

Telephone: +1 404 479 1095

August 25, 2021

SEC
Mail Processing
Section
AUG 27 2021
Washington DC
415

Securities and Exchange Commission - Headquarters
Division of Trading and Markets
Attn: David Saltiel, Acting Director
100 F Street, NE
Washington, DC 20549
Email: tradingandmarkets@sec.gov
Phone: 202-551-5500

Mr. Saltiel:

Enclosed you will find one copy of the June 30, 2021 Customer Statement for Invesco Capital Markets Inc.

Please direct any questions regarding this report to the undersigned.

Sincerely,

Mark Gregson
Chief Financial Officer

Invesco Capital Markets, Inc.

Statement of Financial Condition (Unaudited)
June 30, 2021

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Invesco Capital Markets, Inc.
Index
June 30, 2021

Invesco Capital Markets, Inc.
Statement of Financial Condition (Unaudited)
June 30, 2021

(in thousands of dollars, except share data)

Assets		
Cash and cash equivalents	$	29,269
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		11,842
Financial instruments owned, at fair value		2,558
Receivable from customers		7,817
Receivable from brokers, dealers and clearing organizations		18,908
Loan due from parent		40,000
Deferred tax assets, net		488
Other assets		675
Total assets	$	111,557
Liabilities and stockholders' equity		
Liabilities:		
Financial instruments sold, not yet purchased, at fair value	$	2,583
Due to affiliated companies		281
Payables to customers		13,589
Payables to brokers, dealers and clearing organizations		6,505
Other liabilities and accrued expenses		592
Total liabilities		23,550
Stockholders' equity:		
Common stock ($100 par value, 2,500 shares authorized, issued and outstanding)		250
Additional paid-in capital		61,712
Retained earnings		26,045
Total stockholders' equity		88,007
Total liabilities and stockholders' equity	$	111,557

The accompanying notes are an integral part of this statement of financial condition.

(in thousands of dollars)

1. Organization and Description of Business

Invesco Capital Markets, Inc. (the Company), is a Delaware corporation and a wholly owned subsidiary of Invesco Advisers, Inc. (IAI), a wholly-owned subsidiary of Invesco Group Services, Inc. (IGS), which is indirectly owned by Invesco Holding Company (US), Inc. (IHC), the ultimate U.S. parent of the Company. IHC is ultimately owned by Invesco Ltd., a publicly traded Bermuda holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), the Securities Investor Protection Corporation (SIPC) and the Investors' Exchange LLC (IEX).

In its capacity as a carrying broker, the Company is a sponsor of Unit Investment Trusts (UITs). The Company also serves as an introducing broker and introduces transactions on a fully disclosed basis for affiliated products to which affiliated entities are the investment advisers.

As an introducing broker, the Company trades equity securities solely on an agency basis and does not hold positions in these securities on behalf of the affiliated products. The Company utilizes the services of third-party clearing firms to provide custodial and clearing services for these transactions.

2. Summary of Significant Accounting Policies

Basis of Financial Information

This Statement of Financial Condition has been prepared in conformity with U.S. generally accepted accounting principles (US GAAP) and, in the opinion of management, reflects all adjustments necessary for a fair statement of financial condition.

All amounts reflected in this Statement of Financial Condition are presented in thousands of dollars except where indicated.

Use of Estimates

The preparation of a Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

The primary estimates and assumptions made relate to the impact of legal contingencies, certain investments which are carried at fair value, post-employment benefit plan obligations and taxes. Use of available information and application of judgment are inherent in the formation of estimates.

Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results in the future could differ from such estimates, and the differences may be material to the Statement of Financial Condition.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

(in thousands of dollars)

The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

Cash Deposited With Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements includes the clearing fund requirement held with the National Securities Clearing Corporation (NSCC) and Depository Trust & Clearing Corporation (DTCC) in accordance with the Company's sponsorship of UITs. It also includes deposits segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

In the Company's capacity as introducing broker, cash is on deposit with third-party broker/dealers providing custodial and clearing services. With regard to these cash deposits, the Company has entered into proprietary accounts of introducing brokers (PAIB) and proprietary accounts of broker/dealers (PAB) agreements with the third-party brokers, pursuant to the applicable rules in effect at the time of the establishment of the custodial and clearing relationships.

Financial Instruments and Fair Value

Fair Value Measurement - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations based on one or more quoted price in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs may vary from product to product and may be affected by a wide variety of factors, such as: the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

(in thousands of dollars)

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 (Note 4). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those the Company believes that market participants would use in pricing the asset or liability at the measurement date. Refer to Note 4 for product-specific valuation techniques.

Financial Instruments Measured at Fair Value
All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value. These instruments primarily represent the Company's trading and investment activities.

The Company, as sponsor of UITs, selects and can hold various debt and equity securities that are then transferred to a UIT. In return, the Company receives a beneficial interest in the trust backed by the securities. The Company has continuing involvement with the securities upon transfer of the securities to the trust and the Company does not provide the trust with any substantive rights to control, pledge, or exchange the securities. Accordingly, all such transfers to the trust are accounted for as secured borrowings, rather than sales, by the Company. Generally, the Company's transfer of the securities to the trust and receipt of the units from the trust occurs simultaneously. The Company classifies the various debt and equity securities held by major security type within the Statement of Financial Condition. The Company classifies the units of UITs received from the trust within financial instruments owned, at fair value.

Receivables and Payables - Customers
Receivables and payables due to/from customers represent unsettled trades of securities and UITs, which are recorded on a trade date basis.

Receivables and Payables - Brokers, Dealers, and Clearing Organizations
Receivables and payables due to/from brokers, dealers and clearing organizations represent unsettled trades of securities and UITs, which are recorded on a trade date basis. It also includes the margin deposits with brokers related to the Company's hedging of UITs and its security inventory.

Related Party Transactions

Loan Due From Parent
The Company entered into an intercompany loan agreement with IAI in 2013, allowing the Company to lend up to $50,000 to IAI, which was renewed in 2018. As of June 30, 2021, the Company has executed $40,000 of loans under this agreement. Executed loans under this agreement are unsecured, bear interest at a rate of 4% per annum and are payable on demand. The expiration date of the current agreement is September 16, 2023. Interest receivable of $71 is included in the Company's Statement of Financial Condition within Other Assets.

(in thousands of dollars)

Distribution Costs
The sale of Company-sponsored UITs, which involves a deferred sales charge and a creation and development fee for specific trusts, results in receivables that are due to the Company from the UITs. The Company sells such receivables to IHC at cost and accounts for these transactions in accordance with ASC 860-20, *Sales of Financial Assets*. During the six months ended June 30, 2021, the Company sold $31,874 of deferred sales charge and creation and development fee receivables to IHC. The balance sheet impact of these sales is reflected in Due to affiliated companies within the Company's Statement of Financial Condition. As of June 30, 2021, amounts due from IHC associated with the sale had been fully collected by the Company.

Due to Affiliated Companies
Amounts due to affiliates are unsecured and are payable on demand. The balance consists primarily of intercompany funding from IHC, as well as other intercompany activity.

Income Taxes
For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IHC. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IHC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the Statement of Financial Condition, utilizing currently enacted tax laws and rates. The Company records deferred tax assets and liabilities relating to temporary differences in the recognition of revenues and expenses for book versus tax purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of June 30, 2021.

Concentration of Credit Risk
The Company is engaged in brokerage activities in which counterparties primarily include broker/dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company manages such exposures by its policy to review, as necessary, the credit standing of each counterparty.

3. Cash Deposited With Clearing Organizations or Segregated

The Company has cash deposited with clearing organizations of $10,842, as well as segregated cash of $1,000, at June 30, 2021.

(in thousands of dollars)

4. Fair Value Disclosure

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Topic 820, Fair Value Measurements and Disclosures. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash Equivalents
Cash equivalents include cash investments in affiliate money market funds. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy.

Corporate Equities
The Company may hold investments in corporate equities for purposes of creating a UIT. Corporate equities are valued under the market approach through use of quoted prices on an exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

UITs
The Company may hold units of its sponsored UITs at period-end for sale in the primary market or secondary market. Equity UITs are valued under the market approach through use of quoted prices on an exchange. Fixed income UITs are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

Financial Instruments Sold, Not Yet Purchased, and Derivative Assets and Liabilities
The Company uses U.S. Treasury futures, which are types of derivative financial instruments, to hedge economically fixed income UIT inventory and securities in order to mitigate market risk.

Open futures contracts are marked-to-market daily through earnings along with the mark-to-market on the underlying trading securities held. Fair values of derivative contracts in an asset position are included in financial instruments owned, at fair value in the Company's Statement of Financial Condition. Fair values of derivative contracts in a liability position are included in financial instruments sold, not yet purchased, at fair value in the Company's Statement of Financial Condition. These derivative contracts are valued under the market approach through use of quoted prices in an active market and are classified within Level 1 of the valuation hierarchy. Additionally, to hedge economically the market risk associated with equity and debt securities and UITs temporarily held as trading investments, the Company will hold short corporate stocks, exchange-traded funds, or U.S. Treasury security positions. These transactions are recorded as financial instruments sold, not yet purchased and are included in financial instruments sold, not yet purchased, at fair value in the Company's Statement of Financial Condition. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

(in thousands of dollars)

The following table presents the carrying value of the Company's assets and liabilities, including major security type for equity and debt securities, which are measured at fair value on the face of the Statement of Financial Condition as of June 30, 2021:

	Fair Value Measurements
Assets	
Cash equivalents	$ 11,153
Financial instruments owned:	
UITs -	
Fixed income	2,453
Equity	105
Total cash equivalents and financial instruments owned	$ 13,711
Liabilities	
Financial instruments sold, not yet purchased:	
Exchange-traded funds	$ 2,582
Derivative contracts	1
Total financial instruments sold, not yet purchased	$ 2,583

All financial assets and liabilities, including Cash equivalents, Financial instruments owned, and Financial instruments sold, not yet purchased, are classified as Level 1 financial instruments at June 30, 2021. The Company had no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the six months ended June 30, 2021. The Company had no Level 3 assets or liabilities measured at fair value on a recurring basis for the six months ended June 30, 2021.

5. Income Taxes

Federal current income taxes are provided at the statutory rate in effect during the year of 21% by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 24% due primarily to state and local taxes.

At June 30, 2021, a $321 payable related to settlement of tax payments was reflected in Due to affiliated companies on the Statement of Financial Condition.

A reconciliation of the Company's net deferred tax asset is shown in the table below:

(in thousands of dollars)

Deferred tax assets	$	488
Deferred tax liabilities		—
Deferred tax assets, net	$	488

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2013.

6. Derivative Instruments and Hedging Activities

The Company manages its positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including U.S. Treasury futures, which are types of derivative financial instruments. The Company manages the market risk associated with its hedging activities on a Company-wide basis and on an individual product basis.

The open equity in futures transactions is included within Financial instruments sold, not yet purchased, at fair value within the Statement of Financial Condition. The gross notional amount of futures contracts is $133 as of June 30, 2021.

7. Commitments and Contingencies

Underwriting Commitments and Letters of Credit

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. As a result of these commitments the Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. Upon entry into such commitments, the Company is charged an annual interest rate of 1.00% on amounts outstanding. These credit agreements are unsecured and do not contain restrictive covenants. As of June 30, 2021 there were no outstanding agreements.

Legal

The investment management industry is subject to extensive levels of ongoing regulatory oversight and examination. Governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to the Company's compliance with applicable laws and regulations. Lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in jurisdictions in which the Company and its affiliates operate.

(in thousands of dollars)

The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management is of the opinion that the ultimate resolution of such claims, if any, will not materially affect the Company's business, financial position, results of operations or liquidity. In management's opinion, no accrual is necessary as of June 30, 2021 to provide for any such losses that may arise from matters for which the Company could reasonably estimate an amount.

8. Regulatory Requirements

The Company is a registered broker/dealer, and accordingly, is subject to the net capital rules of the SEC and FINRA. The Company utilizes the Alternative Standard method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. However, the Company intends to maintain regulatory net capital of at least $300 in order to be in compliance with the early warning rules. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At June 30, 2021, the Company's Net Capital was $43,129 which exceeded required net capital of $250 by $42,879.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

9. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through August 25, 2021, which is the date the Statement of Financial Condition was issued. No subsequent events were noted in management's evaluation which would require disclosure.

Invesco